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NS Transaction in Own Shares

TRANSACTION IN OWN SHARES

UNILEVER PLC

Released 07:00:07 30 April 2025

RNS Number : 7126G
Unilever PLC
30 April 2025

TRANSACTIONS IN OWN SECURITIES

30 April 2025

Unilever PLC (the "**Company**") announces today that it has purchased the followin ordinary shares on the London Stock Exchange from Goldman Sachs International (
The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchase:	29 April 2025
Number of ordinary shares purchased:	50,000
Highest price paid per share:	GBP 46.8700
Lowest price paid per share:	GBP 46.5300
Volume weighted average price paid per share:	GBP 46.7600

Such purchases form part of the Company's existing share buy-back programme an pursuant to the instructions issued to the Broker by the Company on 13 February 202 on that date.

Following the purchase of these shares, Unilever holds 67,346,885 of its ordinary sh and has 2,501,200,934 ordinary shares in issue (excluding treasury shares).

Aggregated information

Trading venue	Volume weighted average price (GBP)	Aggregated volum
LSE	46.7600	50,000
BATS	0.0000	0
Chi-X	0.0000	0
Turquoise	0.0000	0
Aquis	0.0000	0

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies i
Market Abuse Regulation), a full breakdown of the individual trades made by the Brok the Company as part of the buy-back programme is detailed below:

Quantity bought	Price (GBP)	Trading Venue	Tim
12	46.66	XLON	0
117	46.66	XLON	0
5	46.66	XLON	0
492	46.66	XLON	0
412	46.65	XLON	0
454	46.63	XLON	0
209	46.63	XLON	0
224	46.64	XLON	0
291	46.72	XLON	0
104	46.74	XLON	0
123	46.74	XLON	0
207	46.77	XLON	0
107	46.78	XLON	0
95	46.78	XLON	0
203	46.80	XLON	0
125	46.80	XLON	0

243	46.80	XLON	0
35	46.79	XLON	0
85	46.79	XLON	0
108	46.79	XLON	0
213	46.77	XLON	0
201	46.80	XLON	0
209	46.80	XLON	1
205	46.81	XLON	1
201	46.79	XLON	1
202	46.78	XLON	1
208	46.79	XLON	1
110	46.75	XLON	1
11	46.75	XLON	1
3	46.75	XLON	1
80	46.75	XLON	1
8	46.69	XLON	1
196	46.69	XLON	1
204	46.70	XLON	1
204	46.69	XLON	1
206	46.71	XLON	1
207	46.69	XLON	1
150	46.69	XLON	1
61	46.69	XLON	1
20	46.66	XLON	1
185	46.66	XLON	1
206	46.66	XLON	1
205	46.77	XLON	1
4	46.77	XLON	1
201	46.81	XLON	1
202	46.81	XLON	1
209	46.82	XLON	1
209	46.81	XLON	1
98	46.81	XLON	1
13	46.81	XLON	1
92	46.81	XLON	1
136	46.79	XLON	1
70	46.79	XLON	1
207	46.84	XLON	1
208	46.82	XLON	1
202	46.80	XLON	1

209	46.82	XLON	1
161	46.82	XLON	1
133	46.82	XLON	1
329	46.85	XLON	1
209	46.85	XLON	1
292	46.83	XLON	1
100	46.78	XLON	1
100	46.78	XLON	1
57	46.78	XLON	1
76	46.82	XLON	1
130	46.82	XLON	1
279	46.86	XLON	1
290	46.84	XLON	1
3	46.84	XLON	1
241	46.80	XLON	1
229	46.81	XLON	1
214	46.84	XLON	1
205	46.85	XLON	1
212	46.87	XLON	1
207	46.80	XLON	1
116	46.80	XLON	1
86	46.80	XLON	1
206	46.81	XLON	1
206	46.81	XLON	1
207	46.78	XLON	1
201	46.80	XLON	1
208	46.83	XLON	1
208	46.84	XLON	1
42	46.85	XLON	1:
7	46.85	XLON	1:
236	46.85	XLON	1:
248	46.87	XLON	1:
227	46.87	XLON	1:
248	46.85	XLON	1:
206	46.83	XLON	1:
201	46.82	XLON	1:
206	46.84	XLON	1:
205	46.84	XLON	1:
11	46.84	XLON	1:
205	46.82	XLON	1:

198 46.83 XLON 13 97 46.83 XLON 13 42 46.80 XLON 13 169 46.80 XLON 13 271 46.77 XLON 13 225 46.77 XLON 13 45 46.72 XLON 13 170 46.72 XLON 13 216 46.70 XLON 13 207 46.64 XLON 13 101 46.62 XLON 13 105 46.62 XLON 13 204 46.58 XLON 13 105 46.61 XLON 13 99 46.61 XLON 13 207 46.61 XLON 13 201 46.59 XLON 13 207 46.57 XLON 13 209 46.53 XLON 13 205 46.60 XLON 13 205 46.60 XLON 13 161 46.60 XLON 13 43 46.60 XLON 13 205 46.61 XLON 13 201 46.60 XLON 14 203 46.66 XLON 14 212 46.64 XLON 14 202 46.67 XLON 14 209 46.70 XLON 14 217 46.69 XLON 14 202 46.69 XLON 14 209 46.67 XLON 14 208 46.70 XLON 14 201 46.68 XLON 14 209 46.71 XLON 14 210 46.69 XLON 14 216 46.72 XLON 14 219 46.74 XLON 14 87 46.69 XLON 14 125 46.69 XLON 14 215 46.68 XLON 14 212 46.71 XLON 14 11 46.69 XLON 14 23 46.69 XLON 14 42 46.69 XLON 14 82 46.69 XLON 14 54 46.69 XLON 14 202 46.69 XLON 14 238 46.65 XLON 14 353 46.78 XLON 14 293 46.78 XLON 14 390 46.82 XLON 14 202 46.82 XLON 14 316 46.84 XLON 14 224 46.82 XLON 14 212 46.82 XLON 14 304 46.80 XLON 14 286 46.76 XLON 14 299 46.74 XLON 14 234 46.74 XLON 14 220 46.75 XLON 14 211 46.75 XLON 14 218 46.74 XLON 14 221 46.76 XLON 14 216 46.80 XLON 14 212 46.75 XLON 14 212 46.78 XLON 14 210 46.79 XLON 14 202 46.77 XLON 14 203 46.74 XLON 14 20 46.72 XLON 14 307 46.71 XLON 14 206 46.69 XLON 14 294 46.71 XLON 14 229 46.69 XLON 15 224 46.69 XLON 15 207 46.69 XLON 15 268 46.67 XLON 15 281 46.68 XLON 15 249 46.68 XLON 15 232 46.69 XLON 15 281 46.70 XLON 15 75 46.70 XLON 15 220 46.70 XLON 15 262 46.70 XLON 15 205 46.72 XLON 15 9 46.72 XLON 15 205 46.74 XLON 15 202 46.74 XLON 15 23 46.72 XLON 15 202 46.72 XLON 15 217 46.72 XLON 15 305 46.74 XLON 15 204 46.72 XLON 15 271 46.74 XLON 15 263 46.74 XLON 15 212 46.74 XLON 15 258 46.72 XLON 15 349 46.77 XLON 15 25 46.77 XLON 15 350 46.77 XLON 15 202 46.77 XLON 15 204 46.77 XLON 15 328 46.75 XLON 15 351 46.74 XLON 15 201 46.72 XLON 15 237 46.70 XLON 15 217 46.73 XLON 15 336 46.79 XLON 15 324 46.77 XLON 15 334 46.75 XLON 15 381 46.76 XLON 15 306 46.85 XLON 15 13 46.85 XLON 15 327 46.79 XLON 15 213 46.80 XLON 15 249 46.80 XLON 15 240 46.82 XLON 15 324 46.78 XLON 15 339 46.79 XLON 15 259 46.78 XLON 16 99 46.79 XLON 16 320 46.79 XLON 16 195 46.83 XLON 16 56 46.83 XLON 16 243 46.83 XLON 16 170 46.81 XLON 16 114 46.81 XLON 16 229 46.81 XLON 16 227 46.81 XLON 16 225 46.81 XLON 16 341 46.81 XLON 16 181 46.82 XLON 16 164 46.82 XLON 16 233 46.85 XLON 16 352 46.83 XLON 16 87 46.81 XLON 16 27 46.81 XLON 16 242 46.81 XLON 16 2 46.80 XLON 16 2 46.80 XLON 16 1 46.80 XLON 16 1 46.80 XLON 16 1 46.80 XLON 16 353 46.80 XLON 16 237 46.80 XLON 16 215 46.80 XLON 16 212 46.78 XLON 16 211 46.80 XLON 16 208 46.80 XLON 16 210 46.81 XLON 16 206 46.80 XLON 16 754 46.85 XLON 16 352 46.84 XLON 16 323 46.82 XLON 16 82 46.82 XLON 16 455 46.83 XLON 16 48 46.83 XLON 16 298 46.83 XLON 16 330 46.83 XLON 16

213 46.84 XLON 16 244 46.84 XLON 16 Media Enquires: Please contact the Unilever Press Office at: Press-Office.London@Unilever.com This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2025 London Stock Exchange plc. All rights reserved.